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                                                               EXHIBIT (a)(1)(n)


                                FORM OF REMINDER


You have received this email because we have not registered any reply from you on our Offer to Exchange as sent to you on September 10, 2002 meaning that your Election to Exchange has not been received by Linda Caldwell yet.

         o If you do not want to participate in the program, no further action from you is required.

         o If you select to surrender some or all of your eligible outstanding option grants, please send in the Election to Exchange and the Addendum to the Election to Exchange to Linda Caldwell before 5 pm on October 9, 2002.

         o If you already have selected to take part in the program and have sent in your forms to Linda Caldwell, but did not get a confirmation of receipt, please contact Linda as soon as possible.